OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response . . . 12.00




05036049

:S

E COMMISSION

0549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 5 2005

FACING PAGE

SEC FILE NUMBER
8-48024

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CITCO SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

83 General Warren Boulevard, Suite 200
                              (No. and Street)

Malvern	Pennsylvania	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Gallagher   610.889.1604
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                    (Name - if individual, state last, first, middle name)

1700 Market Street	Philadelphia	Pennsylvania	19103-3984
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 6 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (06-02

OATH OR AFFIRMATION

I, __Stephen Gallagher__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Citco Securities, LLC__ , as of __December 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

_____
Signature

Chief Financial Officer
Title

Sworn to and subscribed before me
this _18_ day of _Feb_ 2005

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CITCO SECURITIES, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
(S.E.C. I.D. No. 8 - 48024)



BALANCE SHEET
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

* * * * * *

Filed in accordance with rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Citco Securities, LLC:

We have audited the accompanying balance sheet of Citco Securities, LLC (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Citco Securities, LLC at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 18, 2005

CITCO SECURITIES, LLC
(A Delaware Limited Liability Company)

BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Cash	$ 1,653,839
Commissions receivable from other brokers	27,392
Receivable from affiliate	158,182
Equipment—Net of accumulated depreciation of $14,176	153
Prepaid expenses	4,884
Income tax receivable	440,756
Other assets	2,040
TOTAL ASSETS	**$ 2,287,246**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to affiliate	$ 65,424
Accrued purchased services	53,921
Accrued employee compensation and benefits	500,000
Other liabilities	23,157
Total liabilities	642,502
MEMBER'S EQUITY:	
Contributed capital	600,000
Retained earnings	1,044,744
Total member's equity	1,644,744
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 2,287,246**

See notes to balance sheet.

CITCO SECURITIES, LLC
(A Delaware Limited Liability Company)

NOTES TO BALANCE SHEET
YEAR ENDED DECEMBER 31, 2004

1. ORGANIZATION AND NATURE OF BUSINESS

CITCO Securities, LLC (the "Company") was formed as a Delaware Limited Liability Company in November 1994 with CITCO Corporate Services, Inc. ("CCS"), becoming its sole member in 1996. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company provides broker-dealer services to institutional customers as an introducing broker-dealer conducting securities transactions on a fully disclosed basis.

The Company derives the majority of its income from the customers of one broker. This broker has relationships with several large money managers ("Customers"). The Company does not execute trades or hold assets on behalf of any of its Customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—Cash and cash equivalents as of December 31, 2004 include highly liquid investments with maturities of three months or less.

Equipment—Equipment is stated at cost less accumulated depreciation and includes office furniture and equipment.

Income Taxes—The Company is organized as a Limited Liability Company ("LLC") under state statute and is treated as a disregarded entity by CCS. The Company and CCS have entered into an intercompany agreement (the "Agreement"). Any difference between the amount calculated using the separate return method and payments to be made to (or received from) CCS are reported in the separate balance sheet of the Company as either a charge or a credit to member's equity.

Temporary differences between income reported for financial statement purposes and taxable income are not significant. Accordingly, no deferred income taxes have been recorded as December 31, 2004.

As a single member LLC domiciled in the State of Pennsylvania ("Pennsylvania"), the Company is subject to Pennsylvania capital stock tax.

Commissions Receivable from Other Brokers—Commissions receivable from other brokerage organizations represent the Company's unpaid commissions from customers, net of clearing fees charged by other brokerage firms.

Estimates—The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. PURCHASED SERVICES ARRANGEMENTS

The Company has entered into purchased services arrangements in which it provides certain services to entities managed by its Customers. In return, the Company requests that the Customers transact a certain level of business for the benefit of the Company. As of December 31, 2004, $53,921 was included as a liability in the accompanying balance sheet.

4. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 2.18 to 1. The Company's net capital was $294,702 and the required net capital was $42,833.

The Company is exempt under the provisions of Rule 15c3-3 (Computation for Determination of Reserve Requirements for Brokers and Dealers) of the Securities Exchange Act of 1934, because it does not hold funds or securities for, or owe money or securities to, its customers.

The Company has entered into a written agreement with its clearing firm which requires the clearing firm to perform a Proprietary Accounts of Introducing Brokers ("PAIB") reserve computation with regard to all the assets of the Company held by the clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

The Company has entered into a written agreement with its clearing firm, which requires the Company to maintain at all times net capital, as defined, of at least $50,000 in excess of its minimum requirements. At December 31, 2004, the Company was in compliance with this covenant of its clearing agreement.

5. RELATED PARTY TRANSACTIONS

The Company has a broker-dealer split arrangement with Quaker Securities, Inc. ("QSI"), an affiliate. The Company recorded commissions receivable of $2,833 as of December 31, 2004 in connection with these transactions.

The Company also entered into a facilities and personnel sharing agreement with QSI during the year ended December 31, 2004.

The Company maintains an account with CITCO Banking Corporation N. V. ("CBC"), an affiliate, the balance of which is $744,027 at December 31, 2004.

6. COMMITMENTS AND CONTINGENCIES

The Company is engaged in various brokerage activities in which counterparties primarily include fund managers and representatives from other financial institutions. The Company's clearing arrangements provide that, to the extent that the counterparties default on trades executed, the Company may be subject to claims made against it by the clearing firm, limited to market fluctuations. Management believes no such claims exist as of December 31, 2004.

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

* * * * * *

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

February 18, 2005

Citco Securities, LLC
83 General Warren Boulevard
Suite 200
Malvern, PA 19355

In planning and performing our audit of the balance sheet of Citco Securities, LLC (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 18, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Member of
Deloitte Touche Tohmatsu

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP